CHARLES A. CLEVELAND, P.S.
Rock Point Corporate Center
316 West Boone Avenue, Suite 660
Spokane, Washington 99201
Phone: (509) 326-1029
Facsimile: (509) 326-1872

December 20, 2011

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Command Center, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 0-53088

Dear Mr. Spirgel:

As you requested in your electronically transmitted letter to Command Center, Inc. (the “Company”), dated November 17, 2011, I have outlined below the Company’s responses, with each response keyed to the comments:

Form 10-K for the year ended December 31, 2010

Financial statements

Note 14 – Commitments and Contingencies, page 38

1.
Refer to your disclosure of the legal proceedings regarding tax liabilities on pages 12 and 40. We note that you have obtained a judgment against Everyday Staffing and Mr. Moorhart for $1.3 million on July 15, 2009. Since the collectability of the amounts due to you under the indemnification from Everyday Staffing and Mr. Moorhart is questionable, it seems appropriate for you to accrue the liability for the contingent loss at the time of the judgment and to record any amounts received under the indemnification on a cash basis when received due to the uncertainty of collectability. Please tell us why you did not accrue a liability for the same amount at the time you received this judgment, since it appears that you would not have received a judgment unless you were liable to the Washington Department of Labor and Industry for the same amount.

Larry Spirgel
December 20, 2011

Initially, on July 29, 2009 the Company responded to a Staff request concerning the Everyday Staffing/Moothart disclosures. The response explained the Company’s belief that potential liability to the Washington State Department of Labor and Industries (“L&I”) on the Everyday Staffing/Moothart case was not probable and not reasonably estimable.

On July 15, 2009, the Company obtained a judgment against Everyday Staffing and Michael Moothart for approximately $1.3 million dollars.  The entry of the Judgment should not be taken as an indication of liability of the Company to  L&I. At the hearing in that lawsuit, Everyday Staffing was not represented by legal counsel nor did a representative of Everyday Staffing appear.  Similarly, Michael Moothart was neither present nor represented by legal counsel. The matter therefore proceeded against the defendants by default.

The Company’s outside counsel has represented to its auditors that the judgment received and recorded in the State of Washington was in pursuit of indemnification for representations made in acquisition of Everyday Staffing’s assets.  Outside counsel believes that any potential claim of successor liability by L&I and the State of Washington would fail against the Company since the  judgment was obtained for legal purposes: the judgment may not have economic substance since there is little, if any, expectation of collection.  Neither L&I or the State of Washington has made any further contacts with the Company concerning any claim of successor liability.

Additionally, the Company believes that the judge in the underlying litigation  recognized that if judgment was entered without an amount representing the potential liability to L&I Command Center would be precluded from refiling a later case against the defendants should L&I’s case against Command Center take an unexpected turn of events. Although the judgment in all likelihood is uncollectable, Command Center has no present intention to attempt to collect unmatured potential liability amounts rather than reimbursement for its paid “out of pocket” losses.

Subsequent to the Company’s response dated July 29, 2009, L&I has taken no further steps to assert or establish a claim of successor liability against the Company. L&I’s case is inactive and L&I has shown no interest in pursuing this matter further. The passage of time has served to reconfirm the Company’s belief that collection efforts or further liability to the Department is not probable. Any potential claims of L&I are remote at this time.

Larry Spirgel
December 20, 2011

2.
Refer to the disclosure of the contingent payroll and other IRS tax liabilities on page 39. Tell us the fair market value of the pledge of stock by Mr. Welstad secured under the indemnification agreement. Also, explain to us how you determine the fair market value. To the extent that the value of the stock is less then $2 million, please tell us why you did not accrue a liability for the unsecured difference.

Pursuant to an Indemnification and Pledge Agreement dated November 30, 2007, Glenn Welstad pledged to the Company 750,000 shares of Command Center common stock to secure Mr. Welstad’s promise of indemnity for tax obligations of entities in which he held an ownership interest.  On November 30, 2007, the closing price of the Command Center shares was $1.50, for a total pledged value of $1,125,000.

As additional security, Ronald L. Junck, Executive Vice President, General Counsel and Secretary of Command Center possesses certificates for Command Center shares issued to Glenn Welstad representing approximately 3.0 million shares in addition to the previous  pledge of 750,000 shares.

After discovery of  unpaid tax liabilities of Mr. Welstad’s affiliates, the Company requested an opinion from outside tax counsel regarding potential liability of the Company to the Internal Revenue Service (“IRS”) for tax liabilities of its former franchisees owned by Mr. Welstad.  In a letter dated March 30, 2007, Thomas Culbertson, attorney with Lukins & Annis P.S., Spokane, Washington concluded:

The question presented is whether Command Center is liable to the IRS for any such tax liabilities under some theory of transferee liability.  The short answer, based upon factual information you have given me, is that the IRS’s chances of prevailing on any such claim are remote.

There is not now nor has there ever been any administrative proceeding initiated against Command Center for the collection of alleged taxes due the IRS or any state taxing authority.  The Company believes that if the IRS or other taxing authority had any intent to pursue any of these matters, the Company would have received notice or activity from IRS.  The underlying acquisitions which triggered the original disclosures were in 2006,--more than five years ago.  It is expected that some type of Board of Director’s action will be taken in the near future to further limit this disclosure and cancel any further indemnification of the Company for a non-existent issue.  Relying on the advice of legal counsel, the Company believes that the likelihood of liability to the IRS has always been remote.  With the passage of time, the likelihood of liability has become extremely unlikely and the Company believes that the facts support that this is a remote liability.

Larry Spirgel
December 20, 2011

Please contact me if you require any further information.

Very truly yours,

CHARLES A. CLEVELAND, P.S.

By:           /s/ Charles A. Cleveland
 Charles A. Cleveland

CAC:cw

Enclosures

cc: Command Center, Inc.

December 20, 2011

Larry Spirgel
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Command Center, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 0-53088

Dear Mr. Spirgel:

As you requested in your letter, dated November 17, 2011, Command Center, Inc. (the “Company”)  hereby acknowledges that in connection with responding to your letter dated  November 17, 2011, that:

●           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

●           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMAND CENTER, INC.

By:           /s/ Glenn Welstad
 Glenn Welstad
Title:        President